At an Annual Meeting of Shareholders of the Funds held on July 20,2001, shareholders approved the following proposal:

     To approve a new advisory agreement between Strong Capital Management, Inc. and Strong High-Yield Municipal Bond Fund, Inc. on behalf of:

                                                  For            Against
     Strong High-Yield Municipal Bond Fund   15,876,497.177   2,376,927.089

                                               Abstain       Broker non-votes
                                              848,809.980      1,971,686.000